                                                                    Exhibit 11.1

                              RESOUND CORPORATION
                 STATEMENT OF COMPUTATION OF NET LOSS PER SHARE
                      (in thousands except per share data)


                                                               Year ended December 31,
                                                               -----------------------
                                                                1996       1995       1994
                                                                ----       ----       ----
Net loss applicable to common shareholders                   ($1,192)   ($5,902)  ($14,289)
                                                             ==============================
Average number of common and common equivalent shares:
     Average common shares outstanding                        17,591     15,439     15,089
     Dilutive options (1)                                         --         --         --
                                                             ------------------------------
Total shares for primary net loss per share                   17,591     15,439     15,089
                                                             ==============================
Net loss per share (2)                                        ($0.07)    ($0.38)    ($0.95)
                                                             ==============================



Notes:

(1) Dilutive options have not been included in the calculation of primary earning per share since their inclusion would have had an anti-dilutive effect.

(2) Fully diluted amounts do not differ. Preferred stock is not included in the calculation of the fully diluted earnings per share since their inclusion would have had an anti-dilutive effect.